Exhibit 99.1

Telesat Reports Results for the Third Quarter Ended September 30, 2013

OTTAWA, CANADA, October 31, 2013 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three and nine month periods ended September 30, 2013. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2013, Telesat reported consolidated revenues of $238 million, an increase of approximately 8% ($18 million) compared to the same period in 2012. Revenue growth was principally the result of revenue earned on the Anik G1 satellite, which entered into commercial service in May 2013, and the provision of short-term satellite services to another satellite service provider. Operating expenses of $52 million were 4% ($2 million) higher than for the same period in 2012 related primarily to an increase in non-cash stock based compensation expense arising from additional stock options granted in 2013, partially offset by expenses incurred in relation to special payments made in 2012. Adjusted EBITDA1 was $192 million, an increase of 10% ($17 million) over the same period in 2012. The Adjusted EBITDA margin1 for the third quarter of 2013 was 81%, compared to 80% in the same period in 2012.

For the nine month period ended September 30, 2013, consolidated revenues were $673 million, an increase of approximately 9% ($55 million) compared to the same period in 2012. The increase was primarily the result of the addition of the Nimiq 6 satellite in mid-2012, the addition of the Anik G1 satellite in May 2013, the provision of short-term satellite services to another satellite service provider, and higher equipment sales. The increase in revenue was offset principally by a decrease in revenue earned on Telesat’s Nimiq 1 satellite. Operating expenses were $151 million, a decrease of 18% ($34 million) compared to 2012 related primarily to compensation expense associated with the special payments made in 2012. The Adjusted EBITDA margin1 for the first nine months of 2013 was 79%, compared to 78% for the same period in 2012.

Telesat’s net income for the quarter was $102 million compared to net income of $114 million for the quarter ended September 30, 2012. The unfavorable variation was primarily due to a lower non-cash gain on foreign exchange, which was principally a result of the U.S. dollar strengthening during the quarter relative to the Canadian dollar and thus adversely impacting the translation of Telesat’s U.S. denominated debt into Canadian dollars. The unfavorable variations were partially offset by increased revenue, a decrease in the loss on changes in the fair value of financial instruments and lower interest expense due to refinancing activities.

For the nine month period ended September 30, 2013, net income was $20 million, compared to a net loss of $31 million in 2012. Results were favorably impacted by an increase in revenue, lower operating expenses, reduced losses on refinancing and by non-cash gains on changes in the fair value of financial instruments. These positive variations were partially offset by non-cash losses on foreign exchange related to the translation of Telesat's U.S. denominated debt into Canadian dollars.

“I am very pleased with the strong growth in revenue and Adjusted EBITDA we achieved in the third quarter and first nine months of the year compared to the same periods last year,” commented Dan Goldberg, Telesat’s President and CEO. “In light of our favorable performance year to date, the recent entry into service of our Anik G1 satellite, and our industry-leading contractual backlog, we are well positioned to continue to grow our business this year and beyond.”

Business Highlights

•	During the quarter, Telesat announced the procurement of a powerful, multi-mission satellite from Astrium SAS that will replace and expand on Telstar 12 at 15 degrees west longitude. This new state-of-the-art satellite, called Telstar 12 VANTAGE and expected to launch in late 2015, will utilize high throughput capabilities that offer superior performance to meet the growing needs of broadcast, corporate, government and enterprise users, including demand for aero and maritime services. By using Ku-band across all coverage beams, Telstar 12 VANTAGE will be fully backwards compatible with existing Ku-band terminal equipment. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East, Africa, the Caribbean, North Sea, Mediterranean and South Atlantic regions.

•	In late September 2013, Telesat entered into a contract with Mitsubishi Heavy Industries Ltd. to launch the Telstar 12 VANTAGE satellite.

•	At September 30, 2013:

o	Telesat had contracted backlog for future services of approximately $5.0 billion.

o	Fleet utilization was 90% for Telesat’s North American fleet and 80% for Telesat’s international fleet.

Telesat’s report on Form 6-K for the quarter ended September 30, 2013 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, October 31, 2013 at 10:30 a.m. ET to discuss its financial results for the quarter ended September 30, 2013 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 396-7098. Callers outside of North America should dial +1 (416) 695-7848. The conference reference number is 4154286. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on October 31, 2013, until 11:59 p.m. ET on November 14, 2013. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “well positioned to” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 as well as Telesat Canada’s other filings with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Exhibit 99.1

Telesat Holdings Inc.

Condensed Consolidated Statements of Income (Loss)

For the period ended September 30

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2013	2012 (2)	2013	2012 (2)
Revenue	$237,571	$219,544	$672,769	$617,715
Operating expenses	(51,555)	(49,404)	(150,918)	(185,155)
	186,016	170,140	521,851	432,560
Depreciation	(54,300)	(54,530)	(156,878)	(155,569)
Amortization	(8,162)	(9,095)	(24,516)	(27,347)
Other operating losses, net	(31)	(54)	(1,593)	(130)
Operating income	123,523	106,461	338,864	249,514

Interest expense	(54,723)	(60,906)	(170,602)	(179,844)
Loss on financing	-	-	(18,493)	(76,052)
Interest and other income	337	176	11,313	1,147
(Loss) gain on changes in fair value of financial instruments	(5,689)	(11,534)	11,529	(100,551)
Gain (loss) on foreign exchange	57,196	93,602	(110,878)	98,629
Income (loss) before tax	120,644	127,799	61,733	(7,157)
Tax expense	(18,378)	(13,459)	(41,967)	(23,813)
Net income (loss)	$102,266	$114,340	$19,766	$(30,970)

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	September 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$235,280	$180,961
Trade and other receivables	52,384	63,762
Other current financial assets	7,397	6,799
Prepaid expenses and other current assets	21,591	22,946
Total current assets	316,652	274,468
Satellites, property and other equipment	1,998,374	2,090,754
Other long-term financial assets	48,587	131,535
Other long-term assets	2,838	4,692
Intangible assets	834,137	858,697
Goodwill	2,446,603	2,446,603
Total assets	$5,647,191	$5,806,749

Liabilities
Trade and other payables	$45,669	$35,709
Other current financial liabilities	98,908	90,591
Other current liabilities	117,803	77,930
Current indebtedness	50,641	31,953
Total current liabilities	313,021	236,183
Long-term indebtedness	3,216,490	3,374,977
Deferred tax liabilities	480,791	485,163
Other long-term financial liabilities	196,442	281,462
Other long-term liabilities	386,681	402,232
Total liabilities	4,593,425	4,780,017

Shareholders' Equity
Share capital	656,660	656,394
Accumulated earnings	391,717	373,042
Reserves	5,389	(2,704)
Total shareholders' equity	1,053,766	1,026,732
Total liabilities and shareholders' equity	$5,647,191	$5,806,749

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Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	2013	2012 (2)
Cash flows from operating activities
Net income (loss)	$19,766	$(30,970)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	181,394	182,916
Deferred tax expense	6,946	25,811
Unrealized foreign exchange loss (gain)	114,477	(106,991)
(Gain) loss on derivatives	(11,529)	100,551
Share based compensation	9,866	898
Loss on disposal of assets	1,593	130
Loss on financing	18,493	76,052
Interest expense on employee benefit plans	2,683	2,412
Other	(27,557)	(36,059)
Customer prepayments on future satellite services	-	40,345
Insurance proceeds	-	314
Repurchase of stock options and exercise of share appreciation rights	(1,196)	-
Operating assets and liabilities	65,572	25,619
Net cash from operating activities	$380,508	$281,028
Cash flows used in investing activities
Satellite programs	$(42,486)	$(158,270)
Purchase of other property and equipment	(6,975)	(6,353)
Purchase of intangible assets	(6)	(166)
Proceeds from sale of assets	1,022	45
Net cash used in investing activities	$(48,445)	$(164,744)
Cash flows used in financing activities
Proceeds from indebtedness	$-	$3,099,658
Proceeds from issue of promissory note	-	145,466
Repayment of indebtedness	(260,216)	(2,606,494)
Repayment of senior preferred shares	-	(141,435)
Payment of premium on early retirement of indebtedness	(13,793)	(39,444)
Payment of debt issue costs	(810)	(48,984)
Return of capital to shareholders	-	(656,546)
Proceeds from exercise of stock options	99	-
Dividends paid on preferred shares	(10)	-
Satellite performance incentive payments	(3,524)	(2,727)
Net cash used in financing activities	$(278,254)	$(250,506)

Effect of changes in exchange rates on cash and cash equivalents	$510	$(941)

Increase (decrease) in cash and cash equivalents	$54,319	$(135,163)
Cash and cash equivalents, beginning of period	180,961	277,962
Cash and cash equivalents, end of period	$235,280	$142,799

Supplemental disclosure of cash flow information
Interest received	$752	$902
Interest paid	$150,648	$170,604
Income taxes paid	$11,416	$3,045

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Telesat’s Adjusted EBITDA margin1:

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2013	2012 (2)	2013	2012 (2)
Net income (loss)	$102,266	$114,340	$19,766	$(30,970)
Tax expense	18,378	13,459	41,967	23,813
Loss (gain) on changes in fair value of financial instruments	5,689	11,534	(11,529)	100,551
Loss (gain) on foreign exchange	(57,196)	(93,602)	110,878	(98,629)
Interest and other income	(337)	(176)	(11,313)	(1,147)
Loss on financing	-	-	18,493	76,052
Interest expense	54,723	60,906	170,602	179,844
Depreciation	54,300	54,530	156,878	155,569
Amortization	8,162	9,095	24,516	27,347
Other operating losses, net	31	54	1,593	130
Special compensation, benefit expense and severance payments	521	4,181	2,184	47,925
Non-recurring professional fees associated with financing and special payments to independent directors	-	-	-	1,748
Non-cash expense related to share based compensation	5,023	300	9,866	898
Adjusted EBITDA	$191,560	$174,621	$533,901	$483,131

Revenue	$237,571	$219,544	$672,769	$617,715

Adjusted EBITDA Margin	80.6%	79.5%	79.4%	78.2%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in accounting policy has resulted in a change to the 2012 comparative figures. For more information on the impacts of the change, please refer to note 3 of Telesat’s condensed consolidated interim financial statements, filed with the SEC on a Form 6-K dated today.

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